UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Invitation and agenda for Grupo Financiero Santander México, S.A.B. de C.V. Ordinary Shareholders Meeting to be held on August 20, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: July 26, 2013

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

Invitation to an Ordinary Shareholders Meeting

By agreement of the Board of Directors, the shareholders of the Class "B" and Class “F” Shares of Grupo Financiero Santander México, S.A.B. de C.V., in accordance with articles 181 and 186 of the General Corporations Law (Ley General de Sociedades Mercantiles) and the bylaws, are invited to attend an Ordinary Shareholders Meeting, which will be held at 9:30 a.m. on August 20, 2013, in the Auditorium of the offices of the Company located at Paseo de la Reforma, 500, Lomas de Santa Fe, Álvaro Obregón, 01219, in Mexico City, to address the following issues:

AGENDA

I.
Proposal and, if applicable, approval to modify the Ninth and Tenth Resolutions approved at the Annual Shareholders Meeting held on April 18, 2013, mainly with the purpose that the payment of the dividend will not be subject to any condition.

II.	Appointment and re-election, as applicable, of Class “F” Shares members of the Board of Directors.

III.	Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions.

In order to have the right to attend the Meeting, the shareholders must exhibit the appropriate admission pass, which will be issued at the offices of the Company, located at Prolongación Paseo de la Reforma, number 500, floor 2, Module 207, Col. Lomas de Santa Fe, Delegación Álvaro Obregón, in Mexico City, upon the receipt of the share certificates issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., which will be complemented with the list of holders of these securities, holders must present as well a copy of the Federal taxpayers registry, or in the case of foreign holders the tax ID card (or the corresponding supplementary document), all the above in the terms and enforcement of the provisions of the Federal Fiscal Code (Código Fiscal de la Federación). The register of shareholders will be closed three working days before the date fixed for the Shareholders Meeting.

Shareholders may either attend the Meeting in person or be represented by a person or persons duly authorized under power granted, in accordance with article 22 of the Act to Regulate Financial Groups (Ley para Regular las Agrupaciones Financieras), and fraction III of article 49 of the Securities Act (Ley del Mercado de Valores), the Company has available a fixed format for representation of the shareholders, which will available upon this date, at the domicile of the Company mentioned above.

Mexico City, July 26, 2013.

_________________________________
Lic. Alfredo Acevedo Rivas
Secretary of the Board of Directors

About Grupo Financiero Santander México
Grupo Financiero Santander México, S.A.B. de C.V. (Santander Mexico), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander Mexico offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2013, Santander Mexico had total assets of Ps.856.8 billion under Mexican GAAP and more than 10.0 million customers. Headquartered in Mexico City, the Company operates 967 branches and 226 offices nationwide and has a total of 13,498 employees.

Investor Relations Contact
Gerardo Freire Alvarado
+ 52 (55) 5269 1827
investor@santander.com.mx